Exhibit 99.1

Sun Life Financial strengthens its Asia high net worth insurance business

SLF International becomes part of SLF Asia pillar effective Q1 2018

TORONTO, April 3, 2018 /CNW/ - Sun Life Financial Inc. ("Sun Life", "SLF") (TSX:SLF) (NYSE:SLF) announced today that it is strengthening its business in Asia by aligning its International high net worth life insurance business with its SLF Asia business group. Currently, the International business reports into the U.S. business group.

"Our SLF International business helps high net worth Clients transfer wealth to future generations through life insurance, and given that those Clients are primarily in Asia, it is best aligned with our Asia pillar," said Dean Connor, President & CEO, Sun Life Financial. "By combining our SLF Asia and International capabilities we expect to accelerate the development of our high net worth insurance business in Asia. This change also reflects the strong growth and development of Sun Life U.S., which will focus on our growing U.S. group benefits business and managing our in-force block of U.S. individual insurance."

It is business as usual for Clients and there are no changes to SLF International operations, products or services resulting from this announcement.

Effective Q1 2018, the financial and operating results of SLF International will be reported as part of the SLF Asia business group (previously part of SLF U.S.). To assist investors and research analysts with the reporting transition, an updated Q4 2017 supplemental information package will be available on sunlife.com that illustrates the new reporting segments for SLF Asia and SLF U.S.

Forward-Looking Statements
From time to time, Sun Life makes written or oral forward-looking statements within the meaning of certain securities laws, including applicable Canadian securities legislation and the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this news release include (i) statements relating to the development of our high net worth insurance business in Asia, (iii) statements relating to the growth and development of Sun Life U.S., (iii) statements that are predictive in nature or that depend upon or refer to future events or conditions, and (iv) statements that include words such as "expect" and "will" and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in Sun Life's most recently filed Annual Information Form and Management's Discussion and Analysis, and other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Sun Life does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2017, Sun Life Financial had total assets under management of $975 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact: Irene Poon Manager, Media & PR Corporate Communications T. 647-256-2596 irene.poon@sunlife.com	Investor Relations Contact: Greg Dilworth Vice-President Investor Relations T. 416-979-6230 investor.relations@sunlife.com

SOURCE Sun Life Financial Inc.

View original content: http://www.newswire.ca/en/releases/archive/April2018/03/c1902.html

%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 07:30e 03-APR-18